Exhibit 99.1

OKYO Pharma Announces Plans to Accelerate the Clinical Development of Urcosimod to Treat Neuropathic Corneal Pain

●	Urcosimod phase 2 trial treating Neuropathic Corneal Pain (“NCP”) patients was initiated in October 2024 and designed as a double-masked, randomized, 12-week placebo-controlled trial.
●	OKYO Pharma plans to analyze the efficacy data from the 17 patients who have now completed the Phase 2 trial.
●	OKYO Pharma plans for a meeting with FDA following evaluation of clinical data.

London and New York, NY, April 30, 2025. OKYO Pharma Limited (NASDAQ: OKYO), an ophthalmology-focused bio-pharmaceutical company which is developing urcosimod (formerly called OK-101) to treat NCP, an ocular condition associated with chronic and often severe pain but without an FDA-approved therapy, announces plans to accelerate the clinical development of urcosimod to treat NCP through the analysis of its data following the early closure of its Phase 2 trial.

The Phase 2 trial of urcosimod to treat NCP was being conducted at a single trial site at Tufts Medical Center in Boston, MA. The decision to close the trial now, with 17 patients having presently completed the study, is due to OKYO’s strong desire to access the currently masked data and use it to plan its expanded development program. The patients participating in the trial have all been diagnosed with long term chronic neuropathic corneal pain and had previously been treated with multiple therapies with very limited or no response. Significant interest has been seen in the trial from long-term sufferers of NCP, and OKYO believes it should expand the development program and move forward with a multicenter trial. A considerable number of potential patients have expressed an interest in participating in a future registrational trial.

A number of patients who have now completed the trial have requested continued compassionate use of urcosimod which the Company is seeking to arrange with Tufts Medical Center, subject to the necessary FDA consents.

“By ending this trial now, we believe we can save time in advancing the program to a meeting with FDA to discuss further development of urcosimod,” commented Gary S. Jacob, Ph.D., Chief Executive Officer of OKYO Pharma. “We anticipate that the analysis of the data from these patients with the closing of this trial should take no longer than 6 weeks. Urcosimod has already demonstrated favorable safety and placebo-like tolerability in our previous 240 patient Phase 2 trial. The decision to close the trial now significantly cuts the time to our requesting an end-of-phase 2 meeting with FDA to explore accelerated plans for the drug’s further clinical development. I want to also thank our patients and study site team for their participation and commitment to this important trial of urcosimod to treat NCP.”

About NCP

Neuropathic corneal pain is a condition that causes severe pain and sensitivity of the eyes, face, or head. The exact cause of neuropathic corneal pain is unknown but is thought to result from nerve damage to the cornea combined with inflammation. Neuropathic corneal pain, which can exhibit as a severe, chronic, debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated by various topical and systemic treatments in an off-label fashion. Notably, there is no FDA approved drug to treat this debilitating condition.

About the Urcosimod Phase 2 Trial in NCP Patients

The Phase 2 study was designed as a double-masked, randomized, 12-week placebo-controlled trial in NCP patients. A total of 48 patients were planned to enroll for the study, with NCP disease confirmed via confocal microscopy.

About Urcosimod (Formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain, respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to potentially enhance the residence time of urcosimod within the ocular environment. Urcosimod showed clear statistical significance in multiple endpoints in a recently completed Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease, and was also being evaluated in a randomized, placebo-controlled, double-masked Phase 2 trial to treat neuropathic corneal pain patients.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain and dry eye disease, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and dry eye disease. In addition to the completed Phase 2 trial of urcosimod to treat dry eye disease patients, OKYO is also currently evaluating urcosimod to treat neuropathic corneal pain patients.

For further information, please visit www.okyopharma.com.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560
Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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